Exhibit 99.1

Suntech Receives Continued Listing Standards Notice from the New York Stock Exchange

WUXI, China, April 9, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest producers of solar panels, today announced that it has been notified by the New York Stock Exchange (the “NYSE”) that the Company did not meet the NYSE’s price criteria for continued listing standard because, as of April 4, 2013, the average closing price of the Company’s American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30-trading-day period.

Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company’s ADSs have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

The Company has notified the NYSE of its intention to cure this deficiency within the prescribed timeframe. The Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and oversight by the NYSE.  The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the Company’s ability to regain compliance with the minimum share price requirement. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media inquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com